Cascades Inc. 404 Marie-Victorin Blvd., Kingsey Falls (Québec) Canada J0A 1B0 Telephone: (819) 363-5100 Fax: (819) 363-5155 www.cascades.com • info@cascades.com

July 6, 2012

VIA EDGAR

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention: Ms. Celia Blye, Chief

Office of Global Security Risk

Re: Cascades Inc.

Form 40-F for the Fiscal Year Ended December 31, 2011

Filed March 29, 2012

File No. 333-105024

Dear Ms. Blye:

Cascades Inc. (“Cascades”) is submitting this letter in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) addressed to Allan Hogg, Vice President and Chief Financial Officer, dated June 22, 2012, relating to the Corporation’s Form 40-F for the fiscal year ended December 31, 2011 filed March 29, 2012. We have repeated each of the Staff’s comments before our corresponding response.

General

1.	Please update us on any contacts with Cuba, Iran, Syria or Sudan since your letters to us of May 12, 2009 and June 1, 2009. For instance, we note that Industry Canada’s website includes a profile for Norampac and, under Geographic Markets, lists Cuba as a market that Norampac is actively pursuing. As you are aware, Cuba, Iran, Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria or Sudan whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements, including Boralex. Your response should describe any products, equipment, components, technology, and services you have provided to these countries, any agreements, commercial arrangements, or other contracts you have had with the governments of these countries or entities controlled by these governments.

Response:

Cascades through its packaging products division, Norampac, a division of Cascades Canada ULC (“Norampac”), a non-U.S. subsidiary, does not sell, nor does it anticipate selling, any of its packaging products or other products directly to retailers, distributors or wholesalers in Cuba, Iran, Syria or Sudan (the “ subject countries”). Cascades also does not have, and does not anticipate having, agents or distributors for its products into the subject countries. Cascades has not and does not maintain direct contacts or have any agreements or commercial arrangements, and does not anticipate having any such contracts, agreements or arrangements, with any governments of the subject countries or entities located in or controlled by the governments of the subject countries.

We note that Norampac has sold an immaterial amount of packaging products to a limited number of Canadian customers that resell products into various countries in the Caribbean and the Middle East and, therefore, these third-party customers may have business contacts in the subject countries. In this regard, Norampac sold packaging products to one customer located in Canada in 2009, representing 0.0030% of Cascades total sales and sold packaging products to two Canadian customers in 2010 and 2011, representing 0.0255% and 0.0236%, respectively, of Cascades’ total sales. Cascades is not aware of any such contacts that these third-party customers may have in the subject countries. As Cascades does not sell its products to customers in the subject countries, nor does it actively pursue customers in the subject countries, it recognizes that the information contained on Industry Canada’s website, namely Norampac’s profile as it relates to the Norampac – Cabano, Norampac – Newfoundland and Norampac – Trenton divisions is inaccurate not only as it pertains to geographic markets but also other company information. The appropriate corrections will be made.

All of our boxboard sales activities in Europe are conducted through Careo Srl., (“Careo”), a sales entity with offices located in Europe in which Cascades’ French subsidiary Cascades S.A.S. has a thirty percent (30%) interest and Reno de Medici. S.p.A., (“Reno”), an Italian company, has a seventy percent (70%) interest. Cascades owns a forty-five percent (45%) interest in Reno. The products sold by Careo consist of recycled and virgin cartonboard for the folding carton industry. Certain of the products sold by Careo are sold through a trading group in Europe, namely in Austria, that resells the products to its customers, including customers in the Middle East. The end-users of these products, therefore, may have contacts in the subject countries. After due inquiry with representatives of Careo, Cascades has no knowledge of, and is not aware of, any such contacts. Additionally, sales to these trading groups were minimal, representing 0.0751% in 2009, 0.0659% in 2010 and 0.1680% in 2011 of Cascades’ total sales.

Boralex Inc., (“Boralex”) is a public company listed on the TSX in which Cascades owns a 34% equity interest. After due inquiry with representatives of Boralex, Cascades is not aware of any current or anticipated contacts Boralex may have with the governments of the subject countries or entities controlled by the governments of the subject countries.

2.

Please discuss the materiality of your contacts with Cuba, Iran, Syria and Sudan described in response to the forgoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of quantitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed towards companies that have operations associated with Cuba, Iran, Syria and Sudan.

Response:

The matters raised by Staff’s letter relating to contacts in the subject countries do not pose a material investment risk to Cascades’ security holders. We believe that indirect sales by Cascades or related entities into the subject countries, if any, are, as described in our response to Comment No. 1, immaterial to Cascades from both a quantitative and qualitative perspective. We do not believe these matters could reasonably be expected to have a potential material impact on the investment decisions of Cascades’ security holders.

Cascades has not experienced, and does not expect to experience, any material adverse effect on its reputation or value of its securities. Cascades is not aware of any shareholder or other inquiries or divestments of its securities based on the matters addressed in this letter resulting from resales by unrelated third-party customers or trade groups to end-users in the subject countries. Cascades is also not aware of any major security holders that are American state and municipal governments, universities and other investors which have proposed or adopted divestment or other initiatives regarding investment in Cascades as a result of these matters.

In connection with our response to Staff’s comments, we acknowledge that:

•	Cascades is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Cascades may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact me at (819) - 363-5116.

Sincerely,

/s/ Robert F. Hall

Robert F. Hall

Vice President, Legal Affairs

and Corporate Secretary

cc:	Roger Schwall
Assistant Director
Division of Corporation Finance